Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Announces US$500 Million Note Offering

NEW YORK, NY, March 23, 2010 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the offering of US$500 million of 5.85% notes due 2040. The offering is expected to close on March 30, 2010, subject to customary closing conditions. Thomson Reuters plans to use the net proceeds from this offering and available cash to repurchase all of its US$700 million principal amount of 6.20% notes due 2012, as previously announced earlier today.

J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, RBS Securities Inc. and UBS Securities LLC are the joint book-running managers for the offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. A shelf registration statement for the offering was previously declared effective by the U.S. Securities and Exchange Commission (SEC). The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base prospectus, a copy of which may be obtained, when available, from J.P. Morgan Securities Inc. (phone: +1 212.834.4533; 383 Madison Avenue, New York, NY 10179); Morgan Stanley & Co. Incorporated (phone: +1 866.718.1649; 180 Varick Street, New York, NY 10014, Attn: Prospectus Department); RBS Securities Inc. (phone: +1 866.884.2071; 600 Washington Boulevard, Stamford, CT 06901); or UBS Securities LLC (phone: +1 877.827.6444 ext 561-3884; 299 Park Avenue, New York, NY 10171, Attn: Prospectus Specialist).

The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

Thomson Reuters Announces US$500 Million Note Offering

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements in this news release are forward-looking, including Thomson Reuters expectations about the proposed offering. There can be no assurance that the offering will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA	INVESTORS

Calvin Mitchell III	Frank Golden
Senior Vice President, Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 5285	+1 646 223 5288
calvin.mitchell@thomsonreuters.com	frank.golden@thomsonreuters.com

Victoria Brough
Head of External Affairs, EMEA
+44 (0)207 542 8763
victoria.brough@thomsonreuters.com